

Geiszel Godoy · 3rd

Chief Financial Officer at Black Sands Entertainment

New York, New York, United States · **Contact info**

159 connections

Black Sands Entertainment

Fashion Institute of Technology

Experience

Chief Financial Officer
Black Sands Entertainment
Nov 2016 – Present · 5 yrs
Greater New York City Area

• CFO and Co-Publisher of Black Sands Entertainment.
• Award winning author of Mori's Family Adventures, Brazilian Cultural Exchange, and World Traveling
Coloring Book
• Manage and help produce eight books such as the epic graphic novel series Black Sands The Seven
Kingdoms, Son's of Nibiru, Cosmic Girls
• Over four hundred five star reviews on social media such as Facebook on how my ...see more

Freelance Assistant Technical Designer- Intimate Apparel
Calvin Klein
Feb 2014 – May 2015 · 1 yr 4 mos
Greater New York City Area

-Create and develop technical packages for intimate apparel using PLM software
-Update specifications and grading using PLM software
-Communicate daily with overseas factories
-Measure, evaluate, and review construction of samples ...see more

Freelance Assistant Technical Designer
Calvin Klein
Feb 2013 – Jul 2013 · 6 mos
Calvin Klein Intimate Apparel

-Created and developed technical packages for intimate apparel using PLM software
-Reviewed and checked fit approved patterns against designers base measurements and approve patterns for accuracy
-Measured, fitted, evaluated, reviewed construction of ROS samples ...see more

Technical Designer
Junior Sports Wear Company
Oct 2012 – Feb 2013 · 5 mos
Ali & Kris

-Created and developed technical packages
-Evaluated samples for fit
-Prepared fit samples for weekly fittings on live models
-Gave direction on fit and construction issues ...see more

Technical Design Intern
Disguise
Jan 2012 – Apr 2012 · 4 mos
Poway, CA

-Developed technical packages for garments and garment specifications.
-Created patterns by using computer software.
-Performed fitting procedures for sample garments.

Show 1 more experience

Education

Fashion Institute of Technology
Fashion Business Managemenet
2016 – 2017
Activities and Societies: SELF

I have specialize education and training in Fashion Merchandising.

The Art Institute of San Diego
Bachelor of Arts (BA), Fashion/Apparel Design
2009 – 2012
Activities and Societies: Fashion Connection Club

Fashion Design

Faulkner University
Master of Science (M.S.), Management
2000 – 2004

Human Resources